EXHIBIT 1.
                       THE SIGNATURE GROUP
                      PURCHASES AMOCO MOTOR CLUB


  SCHAUMBURG, IL Jan 2, 1996 - The Signature Group, a wholly-owned subsidiary of Montgomery Ward & Co. Incorporated and Amoco Corporation have completed the sale of the Amoco Motor Club to the Signature Group effective December 31, 1995, creating the largest national auto club in the U.S.

  "The Signature Group is a strong performer in the Montgomery Ward line up and this acquisition is an excellent fit with the Montgomery Ward strategy to grow the business both internally and through acquisitions," said Bernard F. Brennan, Montgomery Ward chairman and CEO. "The Signature Group's auto clubs, including the Montgomery Ward Auto Club, offer the finest customer service, and with the acquisition of the Amoco Motor Club, we will be able to offer an even stronger base of services to more than five million auto club members," said Brennan.

  The Signature Group plans to maintain the exsisting Amoco Club operations in Des Moines, Iowa; and current Amoco Motor Club associates will be invited to stay with the business.

  The Amoco Motor Club was founded in 1964, and has since developed a reputation as a reliable, customer-focused organization. The Amoco Motor Club offers year-round, 24 hour emergency road and towing services to more than two million club members. "Combining the historical strengths of the two companies will result in an even stronger organization to serve customers, and we are very pleased with the excellent opportunity this addition will provide to our growth," said Joe Reddington, Signature's chairman and CEO.

  The Signature Group is a $550 million a year market leader in providing value-driven consumer products and services through direct response marketing. In addition to the Auto Club, The Signature Group provides a complete array of growing consumer clubs and services, each a leader in their industry, in-cluding Dining a la Card, dental plans, legal services plans as well as supplemental insurance products. Total memberships after the Amoco Auto Club acquisition exceeds 15 million. Recently, The Signature Group was ranked the number one service agency by Telemarketing Magazine, and continues to be one of the most rapidly growing companies in the direct marketing industry.

  Within the last two years, The Signature Group has completed a number of acquisitions, and most recently acquired Credit Card Sentinel, the second largest credit card registration provider. The Signature Group s client list includes banks, independent credit card companies, major retailers and oil companies.